UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No. 1)*

Intersections Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

460981301

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

____________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460981301	13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: CCP Equity Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,742,463 [1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,742,463 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,742,463 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%[2]
12	TYPE OF REPORTING PERSON* OO

_________________________

1  CCP Equity Partners, LLC ("CCP") is the manager member of Conning Investment Partners V, LLC ("Conning Investment"), which is the general partner of Conning Capital Partners V, L.P. ("Conning Capital"), which is the direct holder of the securities. CCP and Conning Investment may be deemed to exercise voting and investment power over the shares held by Conning Capital. Each reporting entity disclaims beneficial ownership of any securities that exceed its pecuniary interest therein.

2  Based on 17,479,487 shares of common stock outstanding, as disclosed in Intersection Inc.’s Quarterly Report on Form 10-Q filed on May 11, 2009.

CUSIP No. 460981301	13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS: Conning Investment Partners V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,742,463 [1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,742,463 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,742,463 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%[2]
12	TYPE OF REPORTING PERSON* OO

_________________________

1  CCP Equity Partners, LLC ("CCP") is the manager member of Conning Investment Partners V, LLC ("Conning Investment"), which is the general partner of Conning Capital Partners V, L.P. ("Conning Capital"), which is the direct holder of the securities. CCP and Conning Investment may be deemed to exercise voting and investment power over the shares held by Conning Capital. Each reporting entity disclaims beneficial ownership of any securities that exceed its pecuniary interest therein.

2  Based on 17,479,487 shares of common stock outstanding, as disclosed in Intersection Inc.’s Quarterly Report on Form 10-Q filed on May 11, 2009.

CUSIP No. 460981301	13G/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS: Conning Capital Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,742,463 [1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,742,463 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,742,463 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%[2]
12	TYPE OF REPORTING PERSON* PN

_________________________

1  CCP Equity Partners, LLC ("CCP") is the manager member of Conning Investment Partners V, LLC ("Conning Investment"), which is the general partner of Conning Capital Partners V, L.P. ("Conning Capital"), which is the direct holder of the securities. CCP and Conning Investment may be deemed to exercise voting and investment power over the shares held by Conning Capital. Each reporting entity disclaims beneficial ownership of any securities that exceed its pecuniary interest therein.

2  Based on 17,479,487 shares of common stock outstanding, as disclosed in Intersection Inc.’s Quarterly Report on Form 10-Q filed on May 11, 2009.

CUSIP No. 460981301	13G/A	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Intersections Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
14901 Bogle Drive
Chantilly, VA 20151
Item 2(a).	Name of Person Filing:
CCP Equity Partners, LLC
Conning Investment Partners V, LLC
Conning Capital Partners V, L.P.

Item 2(b).	Address of Principal Business Offices or, if None, Residence:
100 Pearl Street
Hartford, CT 06103

Item 2(c).	Citizenship:

Each of CCP Equity Partners, LLC and Conning Investment Partners V, LLC are limited liability companies organized under the laws of the State of Delaware. Conning Capital Partners V, L.P. is a limited partnership organized under the laws of the state of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:
460981301
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check

Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 460981301	13G/A	Page 6 of 9 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
1,742,463[1]

(b)	Percent of class:
9.97%[2]

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:
0

(ii)	Shared power to vote or direct the vote:
1,742,463[1]

(iii)	Sole power to dispose or to direct the disposition of:
0

(iv)	Shared power to dispose or to direct the disposition of:
1,742,463[1]

_________________________

1  CCP Equity Partners, LLC ("CCP") is the manager member of Conning Investment Partners V, LLC ("Conning Investment"), which is the general partner of Conning Capital Partners V, L.P. ("Conning Capital"), which is the direct holder of the securities. CCP and Conning Investment may be deemed to exercise voting and investment power over the shares held by Conning Capital. Each reporting entity disclaims beneficial ownership of any securities that exceed its pecuniary interest therein.

2  Based on 17,479,487 shares of common stock outstanding, as disclosed in Intersection Inc.’s Quarterly Report on Form 10-Q filed on May 11, 2009.

CUSIP No. 460981301	13G/A	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

  If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

CUSIP No. 460981301	13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2009

CCP EQUITY PARTNERS, LLC

By: /s/ John S. Wieczorek
Name: John S. Wieczorek
Title: Chief Financial Officer

CONNING INVESTMENT PARTNERS V, LLC
By: CCP Equity Partners, LLC, its Managing Member

By: /s/ John S. Wieczorek
Name: John S. Wieczorek
Title: Chief Financial Officer

CONNING CAPITAL PARTNERS V, L.P.

By: Conning Investment Partners V, LLC, its General Partner By: CCP Equity Partners, LLC, its Managing Member

By: /s/ John S. Wieczorek
Name: John S. Wieczorek
Title: Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX TO SCHEDULE 13G

Exhibit 1

Agreement as to Joint Filing of Schedule 13G.